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Exhibit 12.1

East West Bancorp, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ending December 31,(1)
	2008	2007	2006	2005	2004
	(Dollars in Thousands)
(Loss) Income before tax	$(97,168)	$262,259	$233,781	$170,361	$121,333
Fixed Charges
Interest expense	131,634	124,578	92,303	37,698	15,001
Estimate of interest within rental expense	3,574	3,545	3,022	2,298	1,418
Preferred dividends	17,928	—	—	—	—

Fixed charges and preferred dividend, excluding interest on deposits	$153,136	$128,123	$95,325	$39,996	$16,419

Interest on deposits	178,060	241,035	200,265	93,586	37,896

Fixed charges and preferred dividend, including interest on deposits	$331,196	$369,158	$295,590	$133,582	$54,315

Total earnings, fixed charges and preferred dividends, excluding interest on deposits	55,968	390,382	329,106	210,357	137,752
Total earnings, fixed charges and preferred dividends, including interest on deposits	234,028	631,417	529,371	303,943	175,648
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	0.37	3.05	3.45	5.26	8.39
Including interest on deposits	0.71	1.71	1.79	2.28	3.23

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  Exhibit 12.1
East West Bancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges